January 21, 2025

Toby Guanhua Wu
Chief Financial Officer
Aesthetic Medical International Holdings Group Limited
1122 Nanshan Boulevard
Nanshan District, Shenzhen
Guangdong Province, China 518052

       Re: Aesthetic Medical International Holdings Group Limited
           20-F for Fiscal Year Ended December 31, 2023
           File No. 1-39088
Dear Toby Guanhua Wu:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Industrial
Applications and
                                                         Services